1 Cowboys Way, Suite 575, Frisco Texas 75034

September 19, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Foland

Re:	Economic Transformation Technologies Corp.
Request to Withdraw Registration Statement on Form S-1
File No. 333-224932

Ladies and Gentlemen:

Economic Transformation Technologies Corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No. 333-224932) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of the application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission of May 15, 2018.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company is not currently pursuing while it focused on reorganization and integration activities related to a recently completed transaction. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

If you have any questions regarding this application, please contact W. Scott Lawler of Booth Udall Fuller, PLC at (480) 830-2700.

Very truly yours,

Economic Transformation Technologies Corp.

By: /s/ Shahal Kahn
Name: Shahal Kahn
Title: CEO